UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

     FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Mitsubishi Rayon Kabushiki Kaisha
(Name of Subject Company)

Mitsubishi Rayon Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsubishi Chemical Holdings Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mitsubishi Chemical Holdings Corporation Attn: Satoshi Ikeda Title: Senior Manager, Legal Administration Office Address: 14-1, Shiba 4-chome, Minato-ku, Tokyo 108-0014, Japan Tel: +81 3 6414 4850
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 18, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notification with Respect to Mitsubishi Rayon Co., Ltd. Becoming a Wholly-Owned Subsidiary of Mitsubishi Chemical Holdings Corporation through a Share Exchange (dated April 28, 2010)

Item 2.  Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Mitsubishi Chemical Holdings Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X as of November 24, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI CHEMICAL HOLDINGS CORPORATION

By:	/s/Yoshimitsu Kobayashi
Name:	Yoshimitsu Kobayashi
Title:	Representative Director Member of the Board President & Chief Executive Officer

Date: April 29, 2010